RALLY

Bill of Sale

As of December 14, 2020

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Goldin Auctions Investments (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#91JORDAN
Description:	1991 Michael Jordan Game Worn Chicago Bulls Home Uniform graded A10 by MEARS
Total Acquisition Cost:	$ 67,200.00
Consideration: Cash (%) Equity (%) Total	$ 67,200.00 (100%) $ 0 (0%) $ 67,200.00 (100%)